1401 Lawrence Street, Suite 2300, Denver, CO 80202 ● (303) 572-9300

May 8, 2023	David J. Babiarz (303) 256-2749 (720) 228-2296 Fax dbabiarz@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 3, 2022
File No. 333-267366

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned amendment to the registration statement on Form S-1 (as amended, the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Registration Statement (the “Amendment”) by EDGAR. Please note that the Amendment includes (1) audited consolidated financial statements for the fiscal years ended October 31, 2022 and 2021; and (2) interim consolidated financial statements as of January 31, 2023 and 2022 and for the periods then-ended. The Amendment also includes the changes necessary to conform, as applicable, the disclosure in the Amendment to the changes made by the Company in response to the Staff’s comments to the Company’s Registration Statement on Form 10 (the “Form 10”), for which the Staff completed its review on January 25, 2023 and had no further comments to such Form 10.

For your convenience, each of the Staff’s comments included in its letter dated November 17, 2022 is reprinted below in italics, and is followed by the Company’s response.

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Securities and Exchange Commission

May 8, 2023

Amendment No. 1 to Form S-1 filed November 3, 2022

Cover Page

1.	Please revise your cover page to indicate whether your offering is contingent on final approval of your listing on NYSE American.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amendment to disclose that completion of the offering is contingent upon the successful listing of our common stock on the NYSE American.

Summary, page 1

2.	Please revise your summary to focus on your product candidates and your operations. Please move the discussion of studies conducted by other parties to the Business section. To the extent that you have included comparisons to other products, please confirm that the cited studies included head to head comparisons. If they did not, then remove any discussions comparing your product candidates to other products or product candidates. The descriptions of trial results should be limited to objective observations. For example, rather than indicating that the UC-derived MSCs exhibited the highest proliferation rate and higher concentrations of immunomodulatory substances, disclose the observed rates and concentrations for UC-derived MSCs, AD-MSCs and PL-MSCs; and rather than indicating that you observed the highest IDO activity in UC-derived MCSs as compared to the other MSCs explain how you measured such activity and objectively describe your observations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures throughout the Amendment accordingly, including to move the discussion of studies conducted by other parties to the Business section. In addition to focusing its discussion of pre-clinical study results on objective observations, the Company has supplemented certain of its disclosures in the Amendment to include additional context and explanatory language to enhance readability and investor comprehension, balancing the importance of plain English principles with the inherent complexities of biotechnology and the technical nature of objective data derived from pre-clinical studies.

The Company also confirms that its extensive pre-clinical studies described throughout the Amendment analyzed certain biological characteristics of AlloRx Stem Cells, which are mesenchymal stem cells (“MSCs”) sourced from the Wharton’s jelly of umbilical cords, in head-to-head comparisons to MSCs sourced from other starting raw material sources, including MSCs derived from bone-marrow, adipose/fat and placenta. In addition to including a discussion of the Company’s pre-clinical study results using AlloRx Stem Cells, the Business section of the Amendment also includes select discussions of pre-clinical studies conducted by third parties that also analyze MSCs sourced from the Wharton’s jelly of umbilical cords in head-to-head comparisons to MSCs sourced from other starting raw material sources. We believe our extensive pre-clinical studies using AlloRx Stem Cells, including those described in the Amendment, support our belief that AlloRx Stem Cells, along with other similar MSCs derived from the Wharton’s jelly of umbilical cords, may have advantages compared to other MSCs derived from other starting raw material sources, including MSCs derived from bone-marrow, adipose/fat and placenta.

Securities and Exchange Commission

May 8, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended October 31, 2021 and 2020
Cost of Goods Sold, page 55

3.	Please refer to our prior comment 7. Reconcile your disclosure on page 55 that indicates that the inventory write-off is due to the fact that you were not able to complete an inventory with your disclosure on page F-13 that indicates that you periodically review the value of items in inventory and provide write-downs or write-offs of inventory based on your assessment of market conditions. Further, explain why the inability to complete a physical count of inventory resulted in a write-off of inventory and how you were able to determine the amount of the inventory write-off.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company hereby confirms as accurate its stated policy of periodically reviewing the value of items in inventory and providing write-downs or write-offs based on the assessment of market conditions. Despite this policy, the audit of the Company’s financial statements for the year ended October 31, 2020 commenced months after the end of the fiscal year, sometime during fiscal 2021. The write-off for that year was due to the Company’s determination that it could only support the carrying value of $35,000 of inventory that existed as of October 31, 2020, as a result of a physical inventory count that occurred subsequent to October 31, 2020 and available accounting records and personnel constraints. For all periods subsequent to fiscal 2020, the Company confirms that it has followed that policy.

The value of the inventory written off was derived from the historical costs recorded in the general ledger.

Consulting Revenue, page 55

4.	Your disclosure indicates that your Consulting Revenue is related to your European Wellness contract and you recognized $0 in consulting revenue in fiscal 2021. Your discussion of the increase in Costs of Goods Sold that follows attributes the increase to consulting revenue recorded in 2021. Please revise your disclosure to address this apparent inconsistency and to also quantify and discuss the consulting revenue related to Fitore.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 accordingly. Specifically, the disclosure under Consulting Revenue for the fiscal years ended October 31, 2022 and 2021 has been expanded to quantify and discuss the consulting revenue received from Fitore for fiscal year 2021. As disclosed in the Amendment, no Fitore consulting revenue was recorded during 2022.

Securities and Exchange Commission

May 8, 2023

Comparison of the Three and Nine Months Ended July 31 2022 to the Three and Nine Months Ended July 31, 2021

Consulting Revenue, page 56

5.	Revise to disclose what milestones were met during the period. We note your disclosure on page 82 that you are currently in the early stage of identification and potential development of any key investigational product candidate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the MD&A section for the fiscal years ended October 31, 2022 and 2021 on page 68 of the Amendment accordingly. Specifically, the Company has revised the discussion to disclose what milestones were met during fiscal year 2022, namely the (1) development and deployment of a quality management system for European Wellness, and (2) delivery of a manual for the aforementioned system in order to position European Wellness for FDA authorization as a U.S.-based cGMP manufacturer for products being studied for potential IND authorization.

Our Strategy, page 66

6.	We note your response to comment 10 and your disclosure on page 67. Despite your references to “collaborative relationships” the expected agreements appear to be limited to service agreements for the performance of clinical trails [sic] and supply agreements. Please revise to clarify that these relationships do not involve the types of arrangements whereby you would share the risks and rewards with a collaborative partner. Alternatively, revise the disclosure to clarify the types of collaborative arrangements you expect to enter into, including a discussion of the role a collaborative partner may take in the development of your product candidates.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised pages 21, 83 and 101 of the Amendment accordingly.

Preliminary Tolerability from Foreign Clinical Studies, page 73

7.	We note your disclosure that you receive data related to the occurrence of serious adverse events. To the extent that there have been any serious adverse events related to treatment with AlloRx Stem Cells, please describe the events and disclose the number of incidents.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and directs the Staff to disclosures on pages 91, 92, 93 and 99 in the Amendment. The Company respectively advises the Staff that over 348 subjects have received treatment with our AlloRx Stem Cells, primarily in foreign clinical studies conducted by third parties, and no serious adverse events have been reported that were considered related to the product candidate.

Notes to the Consolidated Financial Statements, page F-9

8.	Please refer to our prior comment 16. In light of the significance of your research and development contract with European Wellness, revise to include a separate footnote to discuss the significant terms of the contract including what your obligations are under the contract, what payments you have received under the contract, what milestones you have reached, future milestones and payments, how you classify expenses incurred under the contract, termination rights, etc.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Notes accordingly. Specifically, the Company has included a separate footnote in the audited consolidated financial statements for the fiscal years ended October 31, 2022 and 2021 (Note 1- Joint Operating Agreement) to discuss the significant terms of the European Wellness contract, including the Company’s obligations, what payments have been received, the associated milestones, future milestones, termination rights and how expenses associated with the contract are classified.

Securities and Exchange Commission

May 8, 2023

Note 4. Acquisitions, page F-14

9.	Please refer to our prior comment 18. Please tell us how you considered whether to reflect the termination of the Fitore business in your pro forma income statement on page F-2, citing the applicable guidance on which you relied.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. However, the Company does not believe that the termination of the chief executive officer and employees of Fitore indicates that the sales and operations of Fitore will be discontinued. On the contrary, the sales, marketing and operations of Fitore will continue through the efforts of employees of the consolidated Company.

Further, the termination of Fitore, even if it had occurred, would not have a major effect on the Company’s operations; it is an insignificant part of the Company’s operations and revenue.

Revenue Recognition, page F-34

10.	Revise your revenue recognition policy here and on page 61 to include your revenue recognition policy regarding milestone payments under your long term contract, including at what point the related revenue is recognized.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the MD&A and Notes accordingly. Specifically, the Revenue Recognition policy on pages F-8 and F-35 has been revised to include the Company’s policy regarding milestone payments under its long term contract with European Wellness, including at what point the related revenue is recognized.

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Securities and Exchange Commission

May 8, 2023

The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 256-2749 or by email at dbabiarz@polsinelli.com.

Sincerely,

/s/ David J. Babiarz

David J. Babiarz
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Scott A. Berdan, Shareholder, Polsinelli PC
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP